UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at February 15, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 15, 2006

Print the name and title of the signing officer under his signature.

Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO PRODUCES 13.4 MILLION POUNDS OF COPPER
AND 223,000 POUNDS OF MOLYBDENUM IN FIRST QUARTER

February 15, 2006, Vancouver, BC - Taseko Mines Limited (TSXV: TKO; AMEX: TGB) announces its financial results for the quarter ending December 31, 2005, including production and sales for the Gibraltar Mine located near Williams Lake in south-central British Columbia.

Overview & Highlights

Taseko had after tax earnings of $6.7 million, or $0.06 per share ($0.06 per share fully diluted) in the first quarter of its 2006 fiscal year. The Company had an operating profit of $8.1 million for the period.

The Gibraltar mine met its copper production forecast for the quarter and exceeded its molybdenum production forecast by 11%. In addition:
 - Revenues of $36.2 million and $5.1 million were realized from sales of copper and molybdenum.
 -The average prices realized for sales were US$1.88 per pound for copper and US$22.45 per pound for molybdenum.
- Copper production was 13.4 million pounds in concentrate.
- Copper sales were 16.4 million pounds in 28,912 wet metric tonnes ("WMT") of concentrate.
- Molybdenum production was 223,000 pounds in concentrate
- Molybdenum sales were 196,000 pounds in 192 WMT of concentrate.

A reserve update completed during the quarter resulted in a 30% increase in proven and probable reserves at Gibraltar (see Taseko News Release dated December 12, 2005).

A $2 million exploration drilling program is planned for Gibraltar in 2006 in order to more fully define the material adjacent to existing pits with the objective of further increasing the mineral reserves and therefore mine life. Drilling is scheduled to begin in March.

An engineering study has been commissioned to determine the optimum alternative for expanding mill capacity by approximately 25%. The goal is to increase revenue and reduce operating costs by increasing metal production as a result of higher throughputs and metal recoveries. The study is to be completed in March.

Taseko will re-assess the economics of constructing a copper refinery at the site once the reserve and mill capacity studies are completed.

The Company re-initiated feasibility and permitting work on its 100% owned Prosperity Copper-Gold Project, with the objective to advance the project toward a production decision.

Subsequent to the end of the quarter Taseko was approved, subject to final normal course documentation, to move to the TSX Exchange (formerly the Toronto Stock Exchange) from the TSX Venture Exchange. It is expected that the Company will begin trading on the TSX Exchange during the week of February 20, 2006.

GIBRALTAR MINE

The Gibraltar mine is operated under an agreement between Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and Ledcor CMI Ltd.

First Quarter Production Results

The following table is a summary of the operating statistics for the current quarter (Q1 - 2006) compared to the previous quarter (Q4 -2005). Statistics for the previous quarter are shown for comparison rather than those for the first fiscal quarter of 2005, as the latter was a restart period prior to commercial production.

	Q1 - 2006	Q4 - 2005
Total tons mined (millions)*	10.1	10.5
Tons ore milled (millions)	3.0	3.0
Stripping ratio	2.31	2.42
Copper grade (%)	0.286	0.281
Molybdenum grade (%MoS 2)	0.014	0.014
Copper recovery (%)	78.1	77.7
Molybdenum recovery (%)	42.9	20.3
Copper production ( millions lb)	13.4	13.0
Molybdenum production (thousands lb)	223	108

*Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

Total tons mined decreased in the current quarter compared to the previous quarter, mainly as a result of a shortage of haul trucks available due to lack of tires. In order to help alleviate this industry wide problem, mine staff has carried out an analysis of the detailed mining sequence of the current pit and developed a new plan, taking into account the anticipated haulage truck availability and integrating the advantage of shortened haul distances. As a result of the new detailed mine plan and existing tire supply contracts, continuing tire shortages are not expected to affect metal production during 2006.

The forecasted copper and molybdenum production for fiscal 2006 is 60.1 million pounds and 874,000 pounds, respectively. Forecast production and costs, broken down by quarter, are tabulated below, and compared to the actual results for the current quarter.

	Q1 (F)	Q1 (A)	Q2 (F)	Q3 (F)	Q4 (F)
Copper (millions lb)	13.4	13.4	15.2	15.7	15.8
Molybdenum (thousands lb)	200	223	220	227	227
Copper production costs[1], net of by product credits, per lb of copper	US$1.03	US$1.10	US$0.81	US$0.81	US$0.80
Off property costs[2] (transport, treatment & sales) per lb of copper	US$0.30	US$0.33	US$0.34	US$0.34	US$0.34
Total cash costs of production per lb of copper	US$1.33	US$1.43	US$1.15	US$1.15	US$1.14

1Excludes mining equipment lease costs but includes contractor overhead costs. The by-product credit is based on pounds of molybdenum sold. The forecast production costs for 2006 are based on a molybdenum sales price of US$25 per pound for the first quarter and US$20 per pound for the remainder of the year.
2Off-property costs are higher than would otherwise be expected due to price participation assessments applied by Glencore Ltd., see Financial Results.

Copper produced in concentrate during the quarter was 13.4 million pounds, a 3% increase from the 13.0 million pounds produced in the previous quarter, and 100% of the forecast for the quarter, as a result of improved mill recovery.

Copper sales were 16.4 million pounds in 28,912 WMT of concentrate. Copper concentrate inventory at December 31, 2005 was 13,015 WMT, a decrease in inventory from the 18,614 WMT of concentrate on hand at the end of the previous quarter.

Molybdenum produced in concentrate during the quarter was 223,000 pounds, a substantial increase from the 108,000 pounds produced in the previous quarter, and 11% higher than the forecast for the period, mainly as a result of higher recoveries. Several modifications to the circuit were completed in the previous quarter, and coupled with a much better understanding of the operation of the circuit, led to the improved performance of the molybdenum circuit and the increase in molybdenum production.

Molybdenum sales totalled 196,000 pounds in 192 WMT of concentrate, an increase from the 117,000 pounds sold in the previous quarter. At the end of the quarter, molybdenum in concentrate inventory was 37.3 WMT, an increase from the 9.4 WMT at the end of the previous quarter.

Production unit costs were above forecast as a result of higher prices for labour, fuel, steel feed for the mill, reagents and miscellaneous supplies. A sharp increase in industry activity has lead to supply shortages and the higher prices. In addition, the shovel fleet and mill both underwent unscheduled one time repairs during the period, which also affected unit costs.

There were no lost time accidents during the period. At the end of the quarter, the Gibraltar operation employed 258 people.

Prosperity Project

Work on the Company's 100% owned Prosperity Project was re-initiated during the quarter. The Prosperity property, located in south-central British Columbia about 125 kilometres southwest of Williams Lake, hosts a large copper-gold deposit.

Extensive work was done by the Company on Prosperity prior to 2001, including participation in the British Columbia Environmental Assessment (BCEA) process. The current program includes a review and update of previous feasibility study work and integration of new technologies and development concepts, as well as moving the project back into the BCEA process.

By the end of the second quarter, Taseko plans to establish a clear time line for the release of a reserve estimate and feasibility study for the Project.

Financial Results

Taseko had after-tax earnings of $6.7 million, or $0.06 per share ($0.06 per share fully diluted [1]) in the quarter ended December 31, 2005 (Q1-2006) compared to a loss of $5.2 million, or $1.09 per share, in the first quarter of the previous fiscal year (Q1- 2005).

The main reason for the increase over the prior year is that full commercial production is now underway. The Company realized significant revenues from sales of copper and molybdenum in the current quarter whereas the mine was in a restart period in the first quarter of fiscal 2005.

Taseko received revenues of $41.3 million in the current quarter, including $36.2 million from sales of copper concentrate, and $5.1 million from sales of molybdenum concentrate.

First quarter revenues include approximately $9.9 million for copper sold from inventory the previous quarter. The Company did not recognize the revenue from this sale at September 30, 2005, as the copper was held in a storage facility at the dock because there were no ships available at that time to transport the copper to smelters. Consequently, the Company had recorded this sale as deferred revenue at September 30, 2005. At December 31, 2005, a portion of this copper concentrate still remained unshipped and that portion has been recorded as deferred revenue in the amount of $4.7 million and will be recognized as revenue upon shipment.

Total production costs for the period were $26.0 million. Production costs in the corresponding quarter of fiscal 2005 were nil as commercial production had not yet commenced. The Q1- 2006 costs include: $11.1 million for mining; $8.4 million for milling; $1.5 million for mine administration; $1.1 million in administration fees paid to Ledcor; $0.2 million for royalties; $0.2 million for molybdenum treatment expenses; an inventory reduction of $3.9 million; and an offsetting silver credit totalling $0.4 million.

Transportation and treatment costs were $6.3 million for Q1-2006 compared to $nil in Q1-2005. Amortization expense increased to $0.8 million compared to $0.5 million in the same period of fiscal 2005.

Glencore Ltd. purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract. Gibraltar Mines Ltd. and Glencore have a dispute concerning the interpretation of the contract. Glencore asserts that the contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the contract does not provide for any such deduction. To December 31, 2005, Glencore had withheld approximately US$3.34 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.52 million, on the basis of its interpretation of the contract. Of this amount, US$1.61 million was withheld during the quarter ended December 31, 2005.

The dispute is set for arbitration in London, England, in June 2006. If Gibraltar is successful in the arbitration, and there is no appeal, then Gibraltar should immediately receive the full amount that has been withheld by Glencore. These amounts have not been accrued in the financial statements but will be booked in the period of settlement.

Additional information is provided in Taseko's Management Discussion and Analysis and Financial Statements for the quarter ended December 31, 2005. Download these documents from www.tasekomines.com or www.sedar.com. For further details on Taseko Mines Limited, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov .

[1] Diluted earnings (loss) per share are calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share includes the underlying common shares to the tracking preferred shares and convertible debenture on an if-converted basis and assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.